07024819

RECEIVED
2007 JUN 29 A 4: 17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FOSTER'S GROUP

ASX RELEASE

SUPPL

The following release was made to the Australian Securities Exchange Limited today:

"Production to Cease at North Fremantle Brewery"

Released: 27 June 2007

Pages: 2
(including this page)

PROCESSED
JUL 03 2007 E
THOMSON FINANCIAL

FILE NO: 082-01711

Fosters Brewing

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

dw 7/2

FOSTER'S GROUP

27 JUNE 2007

PRODUCTION TO CEASE AT NORTH FREMANTLE BREWERY

Foster's Group Limited (Foster's) will cease beer production at its North Fremantle brewery by the end of September 2007, with production shifting to other Foster's sites.

'Head office', marketing and support, and home for Foster's in WA, will remain at the North Fremantle site.

This decision is a result of an Australian production review to improve cost and capital efficiency, operational flexibility and health, safety and environmental performance.

Employees affected by this decision will be supported through the process with re-deployment and career transition assistance provided.

"While this has been a difficult decision to make, a combination of improved efficiency and flexibility has led us to shift production to other sites", said David Grant, Director Global Beer Production.

The North Fremantle brewery is housed in a 1930s art deco building overlooking Fremantle Beach, formerly home to the Ford Motor Company in WA. The site was transformed into the home of Matilda Bay brewery in 1989.

"The beers and the philosophy behind Matilda Bay will not change," said Mr Grant. "Matilda Bay Chief Brewer, Brad Rogers will remain at the helm of Matilda Bay and continue the proud tradition of craft beer innovation and creativity."

Further information:

Media

Troy Hey
Tel: +61 3 9633 2085
Mob: +61 409 709 126

Investors

Chris Knorr
Tel: +61 3 9633 2685
Mob: +61 417 033 623

FOSTER'S GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Foster's to Object to Income Tax Assessments"

Released: 27 June 2007

Pages: 2
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

FOSTER'S GROUP

27 JUNE 2007

FOSTER'S TO OBJECT TO INCOME TAX ASSESSMENTS

Foster's Group Limited (Foster's) today received notification from the Australian Commissioner of Taxation (the Commissioner) that it will receive assessments for total primary tax of $548.7 million and penalties and interest of $302 million. Foster's expects to receive the assessments by 30 June 2007.

Foster's view is that its maximum exposure in relation to these and related assessments is limited to $340.9 million for primary tax and $204.8 million for penalties and interest, based on the positions adopted by the Commissioner.

Issues covered by these assessments were the subject of two previous company announcements, on 31 May and 25 September 2006, disclosing total potential primary tax exposure of $379 million, with an additional unquantified amount of potential penalties and interest.

The Commissioner will issue the assessments for the higher amounts in order to cover all possible alternative positions that may be argued in Federal Court proceedings currently underway.

In accordance with the Commissioner's published guidelines, Foster's expects to pay $257 million to the Commissioner in respect of the assessments by 3 August 2007. This amount is fully refundable in the event that the matter is resolved in favour of Foster's.

Foster's intends to object to the assessments. Foster's remains confident of the position it has adopted and intends to defend vigorously the deduction claims.

The assessments relate to the utilisation of tax losses associated with the funding of the Elders Finance Group (EFG) in the 1980s and 1990s. The availability of tax losses associated with the funding of EFG is currently the subject of Federal Court proceedings initiated by Foster's. Resolution of the issues to be dealt with in the Federal Court will determine the validity of assessments to be issued by the Commissioner.

Further information:

Media

Troy Hey
Tel: +61 3 9633 2085
Mob: +61 409 709 126

Investors

Chris Knorr
Tel: +61 3 9633 2685
Mob: +61 417 033 623

FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Retirement of Chief Marketing Officer, Rick Scully"

Released: 21 June 2007

Pages: 2
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

FOSTER'S GROUP

21 JUNE 2007

RETIREMENT OF CHIEF MARKETING OFFICER, RICK SCULLY

Rick Scully, Chief Marketing Officer, will retire from Foster's Group Limited (Foster's) effective 30 June 2007 after 39 years with the company and affiliated businesses.

Rick has served as a member of the Foster's Leadership Team for the past 12 years. During this time, Rick has taken on a number of key marketing, commercial and executive roles, including responsibility for Foster's global beer businesses. Most recently, Rick has taken on the challenge of building a global marketing capability and contributed successfully to the growth of Foster's global brand portfolio.

Following Rick's departure, responsibility for global brand strategy will be split between the Regional Managing Directors.

"Rick has made an enormous contribution to the business over a 39 year career," said Foster's CEO, Trevor O'Hoy.

"I offer my sincere thanks and appreciation to Rick for his leadership and passionate commitment to the business. I wish Rick and his family all the very best for the future."

Further information:

Media

Troy Hey
Tel: +61 3 9633 2085
Mob: +61 409 709 126

Investors

Ian Betts
Tel: +61 3 9633 2273
Mob: +61 400 532 466

FOSTER'S GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Wine Clubs & Services and Kent brewery transactions complete"

Released: 29 June 2007

Pages: 2
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

FOSTER'S GROUP
77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com

FOSTER'S GROUP

29 June 2007

Wine Clubs & Services and Kent brewery transactions complete

The following transactions, announced in April and June 2007 respectively, have now completed:

- the sale of Cellarmaster Wines and Vinpac International in Australia, Cardmember Wines and Carters in New Zealand and its investment in Wine Buzz in Japan to Archer Capital Pty Ltd; and
- the sale of the former Kent brewery site in Sydney, Australia to Frasers Property.

Proceeds from these transactions will be recorded in Foster's Group Limited Annual Financial Results for the period ending 30 June 2007.

Further Information:

Media

Troy Hey
Tel: +61 3 9633 2085
Mob: +61 409 709 126

Investors

Chris Knorr
Tel: +61 3 9633 2685
Mob: +61 417 033 623

END